Deutsche Bank November 17, 2025 Investor Relations Investor Deep Dive 2025 Investment Bank Exhibit 99.7

Deutsche Bank Investor Deep Dive 2025 2 Re-positioned IBCM business The European Investment Bank powerhouse World-class FIC franchise Investment Bank, Fabrizio Campelli

Investment Bank at a glance

Two aligned and globally recognized segments delivering **~1.5ppts RoTE increase since 2021**[1]

Re-positioned: **Investment Banking & Capital Markets** at the core of Global Hausbank

World-class Fixed Income & Currencies franchise delivering efficient, diversified growth

#1	#1	#1
IB in Germany[2]	European FIC House globally[3]	World's Best FX Bank[4]


Net revenues
2025 FC, in € bn
~32
Group
~11.5
IBCM
FIC Financing
by business
FIC Markets
FIC
APAC & MEA
by geography
Europe
Americas

Note: for footnotes and glossary on abbreviations refer to slides 19 and 20 as well as 21 respectively

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 3

Business transformed and positioned for growth

Strong performance vs. market

Revenues
in € bn



DB outperformance
vs. industry[1]
+26
ppts
+5ppts
9.6
11.5
2021
IBCM
21-22
IBCM
22-25
FIC
Markets
FIC
Financing
2025
FC

Driven by targeted franchise actions

	Driven by targeted franchise actions	Performance indicators 2021-2025
IBCM	Focus on M&A growth	+8ppts[2] Sole advisor roles
	Cross-border development	+10ppts Cross-border deals[3]
	Targeted investments, incl. Deutsche Numis	+100bps[4] UK, GY, APAC, Latam
FIC	Diversification of business	>150bps Macro market share[5]
	Enhanced connectivity across bank	+35% CB/FIC x-sell productivity[6]
	Disciplined capital and risk management	+95% Revenue/unit of VaR[7]

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 4

Strategy 2028: The European IB powerhouse

		Performance indicators 2025-2028
Focused growth	▪ **Re-position IBCM:** grow Advisory and ECM and maintain strength of Debt ▪ **Enhance leading FIC franchise**: leverage existing platforms, deepen US ▪ **Further leverage the Global Hausbank**: cross collaboration with CB, PB and AM	~5% Revenue CAGR
Scalable operating model	▪ **Tech-led innovative solutions** enhancing client service and execution ▪ **AI-enabled front-to-back** automation and end-to-end process re-design ▪ Continued **control enhancements** underpinning growth	<30% Marginal cost/income ratio
Strict capital discipline	▪ **Disciplined capital utilization** to support target growth areas ▪ Leverage leading capabilities and investor network to **distribute risk** ▪ Focus on **client-level SVA accretion** through newly developed analytics	~€ 1bn SVA accretion

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 5

Focused growth

Re-positioned IBCM – The leading European franchise

A balanced franchise

Revenues
in € bn



>15% CAGR
2.6
1.0
1.9
2021
2022
2025 FC
2028

	2021	2022	2025 FC	2028
Advisory/ ECM[1] (% total)	31%	39%	39%	~50%
Fee pool (€ bn)[2]	112	73	87	

Deliver growth and market share improvement

Focused global offering
- Build on leadership position in Germany
- Invest in core geographies (UK, EMEA, APAC) – target top 5
- Focus US offering on global clients and cross-border

Build Advisory and ECM
- Invest in target sectors: Industrials, FIG, Healthcare, Tech
- Leverage corporate relationships and lending
- Build on cross-border strength
- Strengthen Equity distribution and leading Research

Deepen corporate relationships
- Position Advisory at center of client relationships
- Build on strength of DCM/LDCM
- Increase client coverage in target fee pools

Performance indicators
2025-2028

>3%
IBCM global market share

~150bps
M&A & ECM market share growth

>€ 5bn
Incremental fee pool covered

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 6

Deutsche Bank Investor Deep Dive 2025 7 FIC franchise – Client-led, diversified, disciplined, resilient Improved return on tangible equity Investment Bank, Fabrizio Campelli 2021 2022 2023 2024 2025 FC 7.0 8.9 7.9 8.5 9.5 181 2021 20251 ~355 2021 2025 FC 8% 13% ~35% Revenue growth FIC Financing FIC Markets Credit Rates GEM GFX ~5% RWA growth 39 27 2021 20251 ~95%~(30)% Diversified revenue streams Disciplined risk management Capital efficiency Revenues in € bn VaR1 in € m Revenues/VaR1 in € m Efficient revenue growth 2021-2025 Focused growth

Focused growth

Leveraging existing leading FIC platform for efficient growth

Continued growth


Revenues
in € bn
~3%
CAGR
7.0
4.3
2.8
9.5
6.0
3.5
2021
2025 FC
2028

Ranking[1]

EMEA	#2	**#1**
APAC	#3	**#3**
Americas	#7	**#5**

FIC Financing | FIC Markets

Clear strategic priorities

Deepen client relationships
- Deepen product density with priority clients
- Systematic and tiered coverage at every decision-making level

Top-tier EMEA and APAC
- EMEA and APAC franchises well positioned
- Invest further into core platform and develop integrated client solutions (HausFX)

Grow Americas
- Largest regional opportunity
- Close competitive gaps, e.g., US Flow Credit, Securitized Products, Latam

Invest into Financing
- Re-allocation of capital into higher-return areas
- Disciplined & targeted deployment of new capital

Performance indicators
2025-2028

+15%
CB-originated client revenues[2]

#5
FIC Americas rank[3]

+ >100bps
Institutional client wallet share

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 8

Leveraging the Global Hausbank


Corporate Bank
Investment Bank
Private Bank
Asset Management

Performance indicators

~45%	~2.4x	+€ 1bn AuM
# of CB clients served by IB[1]	Volume of structured note issuance to PB[2]	Jointly-marketed European direct lending fund[3]

CB shared clients

- **Complete corporate value chain coverage** – Advisory, Risk Mgmt.
- Innovative **product embedment into client workflows** – FX4Cash
- **Financing full client-capital needs** – Structured Finance solutions

Private Bank

- Corporate Finance **advisory for entrepreneurs**
- **Lead generation** for U/HNW individuals
- FIC **structured note issuance**

Asset Management

- **Asset generation** and joint development of DWS funds
- **Private credit cooperation** agreement

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 9

Scalable operating model

Scale up operating model through technology and innovation

Continued innovation
- AI-powered new products and client insights platform
- Banker/trader workflow automation and efficiency tooling
- Invest in tech talent and capability

AI & emerging tech
- Single digital client portal for CB and FX products
- Expansion of integrated FX workflow solutions across DB
- Continued enhancement of FIC electronic trading capabilities

Operating leverage & efficiency
- Front-to-back process re-engineering at scale
- Cloud-native architecture with legacy apps decommissioning
- Preventative controls to support safe and efficient growth

Cost/income ratio improvement



<30%
Marginal CIR
63%
~58%
<55%
2021
2025 FC
2028

Performance indicators

2025-2028

>€ 1.0bn technology spend[1]

~15%	>50%	100%	>40%
App reduction	STP fund onboarding	AI-enabled engineers	Tech estate on cloud

Tech enabled benefits in 2028

>€ 1bn	Revenue growth	>€ 120m	Cost efficiencies

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 10

Innovation-led client solutions

	Autobahn	HausFX	dbSyndicate
Solution	Multi-channel platform (web, mobile) accessing FX and CB products	FX-as-a-Service offering, automating clients' full FX trade workflows	Debt issuance platform, improving workflows, execution risk, transparency
Capability	~135k Annual active users[1] ~80k Client FX transactions per day[2]	~1.8k Clients onboarded[3] +~10% 2025 volume[4]	~€ 1tn 2024 volume[5] >25k 2024 transactions STP'd
Future investment	▪ Single web portal integrating CB and FX applications ▪ dbWelcome (KYC workflow)	▪ Partnerships to enhance client adoption, scale distribution ▪ Product development	▪ New asset classes, tokenized issuance ▪ AI for analytics and client experience

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 11

Strict capital discipline

Deploy capital at a high marginal rate of return

Disciplined capital deployment

- Re-allocate capital to FIC Financing and within Financing to higher-yielding portfolios
- Grow capital-light franchises – Advisory, ECM
- Enhance client-level SVA with analytics and further optimization of relationship lending book
- Increase balance sheet velocity via SRTs and syndication

Optimized RWA allocation


Revenue/
RWA ratio
7%
8%
Marginal revenue/
RWA ratio[1]
>13%
A
B
141
144
RWA
in € bn
2021
2025 FC
Optimization
Growth
A: FRTB
B: OpRisk
2028

Strong contribution to Group SVA


~€ 1bn SVA accretion
9%
11%
> 14%
RoTE
in %
2021
2025 FC
2028

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 12

Deutsche Bank Investor Deep Dive 2025 13 Our path forward 2028 ambitions ▪ Re-positioned IBCM franchise – focusing on capital- light strategic advisory products ▪ Selective investments consolidating world-class FIC franchise position ▪ Platform transformation and innovation to drive competitiveness and efficiency ~5% Revenue CAGR <55% Cost/income ratio >14% RoTE ▪ Well-diversified, cycle-resilient businesses with stable revenue growth ▪ Disciplined capital utilization driving significant SVA improvement Investment Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 14Investment Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 15 Appendix Investment Bank, Fabrizio Campelli

Investment Bank at a glance

Investment Banking & Capital Markets	€ 1.9bn *2025 FC Rev* — >15% *'25-'28 CAGR*	Advisory	Mergers, acquisitions, public take-overs & full-suite of strategic advisory
		Equity Origination	Primary equity products from IPOs to structured transactions, supported via Research & enabled by Equity Distribution
		Debt Origination	Investment grade debt, loan capital markets & private placements across developed and emerging markets Also includes high-yield issuance and debt financing
Fixed Income & Currencies	€ 9.5bn *2025 FC Rev* — ~3% *'25-'28 CAGR*	FIC Markets	Risk management solutions and liquidity provision across FX, Rates, Credit, and Emerging Market products
		FIC Financing	Structuring, underwriting and syndication of a range of products for issuer clients; and financing and risk solutions across all credit asset classes, predominantly on a collateralized basis

Revenues by region (2025 FC)


Europe
APAC & MEA
Americas


Europe
APAC & MEA
Americas

Deutsche Bank Investor Deep Dive 2025 Investment Bank, Fabrizio Campelli 16

Deutsche Bank Investor Deep Dive 2025 17 Examples of cross-divisional transactions: a deep and broad franchise € 2.85bn cross-border acquisition ▪ IB: Advisory ▪ IB : Bridge financing; Bond take-out ▪ IB and CB: FIC risk management € 14bn cross-border acquisition ▪ IB: Advisory ▪ IB: FIC senior and credit facilities, and FX hedging ▪ CB: Lending, Trust & Security Services € 2.2bn cross-border acquisition ▪ CB: Cash Management, Trade Finance, Trust & Agency, Working Capital loan ▪ IB: Advisory ▪ IB: FIC risk management € 1.9bn railway project finance ▪ CB: Project Finance; Trade Guarantees, Cash Management, Trust & Security Services ▪ IB: Advisory and Mezzanine Financing; Hedge coordinator & deal-contingent swap provider Announced in September 2024 Announced in August 2025 Announced in July 2025 Announced in July 2025 Investment Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 18 Investment Bank’s development across key financials Income statement, in € bn 2021 2022 2023 2024 9M 2025 Total net revenues 9.6 10.0 9.2 10.6 9.0 Provision for credit losses 0.1 0.3 0.4 0.5 0.7 Noninterest expenses 6.1 6.5 6.8 6.7 5.0 Profit (loss) before tax 3.5 3.2 1.9 3.3 3.3 Ratios, in % Cost/income ratio 63.2% 64.4% 74.7% 63.1% 54.9% Post-tax return on average tangible shareholders’ equity 9.4% 9.6% 5.1% 9.4% 12.5% Balance sheet, in € bn Total assets 616 677 658 756 774 Loans (gross of allowance for loan losses) 93 103 101 110 111 Investment Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 19 Footnotes (1/2) Investment Bank, Fabrizio Campelli Note: Throughout this presentation, figures are rounded and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; forward-looking financials are based on 2025 Forecast and 2026 to 2028 Plan based on September 2025 FX rates, if not stated otherwise; performance indicators 2025-2028 refer to FY 2026, FY 2027 and FY 2028 Slide 3 – Investment Bank at a glance 1. Investment Bank’s return on tangible equity: 2021: 9.4%, 2025 FC: ~11% 2. Source: Internal analysis using multiple third-party inputs 3. Source: Externally reported revenues for 9M 2025, in EUR terms 4. Source: Euromoney 2025 Awards for Excellence Slide 4 – Business transformed and positioned for growth 1. Source: (i) IBCM: 2022 vs. 2025 change in fee pool vs. DB Dealogic fees – fee pool based on Dealogic data (FY 2022) and internal analysis (FY 2025); and (ii) FIC: 9M 2025 vs. 9M 2021 average period on period percentage change of core peers vs. DB - based on externally reported revenues, in local currency terms 2. Oct YTD 2025 vs FY 2021 3. M&A deals; cross-border deal defined as one where the acquirer and target are headquartered in different countries (Oct YTD 2025 vs. FY 2021) 4. Combined market share 2022 to 2025 – reflecting period prior to investments (2022) vs. 31 Oct 2025. Source: Dealogic 5. Source: Coalition Greenwich Competitor Analytics. Share based on H1 2025 data for leading Index banks (Bank of America, Barclays, BNP Paribas, Citigroup, CS, Deutsche Bank (private), Goldman Sachs, HSBC, JPMorgan, Morgan Stanley, Société Générale, UBS). This analysis is based on DB’s product taxonomy and organization structure, and DB’s own revenue numbers. All information is strictly confidential and not to be reproduced or shared further without the explicit consent of Coalition Greenwich 6. Growth in average FIC client revenues per FTE generated by CB-dedicated coverage team between 2021-2025 FC 7. 1-day VaR, 99% confidence level, 9M 2025; FY 2025 FC revenue Slide 6 – Re-positioned IBCM – The leading European franchise 1. Business mix adjusted to reflect removal of LDCM write-downs, as well as the removal of 2021 SPACs revenues 2. Source: Dealogic, internal analysis Slide 7 - FIC franchise – Client-led, diversified, disciplined, resilient 1. 1-day VaR, 99% confidence level, 9M 2025; FY 2025 FC Revenue Slide 8 - Leveraging existing leading FIC platform for efficient growth 1. Source: Coalition Greenwich Competitor Analytics. 2025 ranks based on H1 2025 data for leading Index banks (Bank of America, Barclays, BNP Paribas, Citigroup, CS, Deutsche Bank (private), Goldman Sachs, HSBC, JPMorgan, Morgan Stanley, Société Générale, UBS). This analysis is based on DB’s product taxonomy and organization structure, and DB’s own revenue numbers. All information is strictly confidential and not to be reproduced or shared further without the explicit consent of Coalition Greenwich 2. Targeted increase in client revenues from dedicated FIC coverage team in Corporate Bank, Risk Management Solutions 3. Market rank aspiration based on Coalition Greenwich Competitor Analytics Slide 9 – Leveraging the Global Hausbank 1. September 2025 3-year trailing average – Large Corporates with revenues >€ 100k 2. 2021 to 2025 FC 3. Currently being marketed as of November 2025 Slide 10 – Scale up operating model through technology and innovation 1. Cumulative change-the-bank cash spend between 2026-2028

Deutsche Bank Investor Deep Dive 2025 20 Footnotes (2/2) Investment Bank, Fabrizio Campelli Slide 11 - Innovation-led client solutions 1. Q3 2025 last twelve months, internal and external users 2. Q3 2025 YTD average - Client FX transactions priced and executed through Autobahn, (including UI, API, MDPs; excluding FX4Cash and Prime Brokerage) 3. L1 clients as of 12 Nov 2025 4. 2025 FC volumes vs 2024 volumes 5. FY 2024 sum of allocations on Bonds with DB involvement Slide 12 - Deploy capital at a high marginal rate of return 1. Change in revenues over change in RWA excluding FRTB and OpRisk between 2025 FC and 2028

Deutsche Bank Investor Deep Dive 2025 Glossary 21 AI Artificial Intelligence AM Asset Management APAC Asia Pacific AuM Assets under Management CAGR Compound annual growth rate CB Corporate Bank CIR Cost/income ratio DB Deutsche Bank DCM Debt Capital Markets ECM Equity Capital Markets EMEA Europe, Middle East and Africa FC Forecast FIC Fixed Income & Currencies FIG Financial Institutions Group FRTB Fundamental Review of the Trading Book FTE Full-time equivalent FX Foreign Exchange FY Full year GEM Global Emerging Markets GFX Global Foreign Exchange GY Germany IB Investment Bank IBCM Investment Banking & Capital Markets IPO Initial public offering KYC Know your client Latam Latin America LDCM Leveraged Debt Capital Markets M&A Mergers & Acquisitions MEA Middle East and Africa OpRisk Operational risk PB Private Bank Ppts Percentage points Rev Revenues RoTE Post-tax return on average tangible shareholders’ equity RWA Risk-weighted assets SPAC Special Purpose Acquisition Company SRT Significant risk transfer STP Straight through processing SVA Shareholder value add Tech Technology U/HNW Ultra-High-Net-Worth VaR Value at risk X-sell Cross-sell YTD Year-to-date Investment Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 22 Speaker biography – Fabrizio Campelli Fabrizio Campelli is the head of the Corporate Bank and Investment Bank since May 2021. He joined the Management Board in November 2019 in his former role of Chief Transformation Officer, responsible for transformation and Human Resources. He took on additional responsibility at Management Board level for Deutsche Bank in the UK and Ireland (UKI) in August 2021, and the Americas region in May 2025. Campelli previously spent four years as the Global Head of Deutsche Bank Wealth Management. Before that he was Head of Strategy & Organisational Development as well as Deputy Chief Operating Officer for Deutsche Bank Group and a member of the Group Executive Committee of Deutsche Bank. He joined Deutsche Bank in 2004 after working at McKinsey & Company in the firm’s London and Milan offices, focusing on strategic assignments mainly for global financial institutions. Investment Bank, Fabrizio Campelli

Deutsche Bank Investor Deep Dive 2025 23 Cautionary statements Forward-Looking Statements This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F. Copies of this document are readily available upon request or can be downloaded from investor-relations.db.com Non-IFRS Financial Measures This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which is available at investor-relations.db.com. When used with respect to future periods, non-GAAP financial measures used by Deutsche Bank are also forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure. For the comparative figures and ratios provided in this presentation, as well as their respective reconciliations, please refer to the published reports for the relevant reporting periods ESG Classification Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor-relations.db.com. Given the cumulative definition of the sustainable financing and ESG investment target, in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters. For details on ESG product classification of DWS, please refer to the section “Sustainability in Our Product Suite and Investment Approach – Our Product Suite” in DWS Annual Report 2024 Investment Bank, Fabrizio Campelli